Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

Net Element, Inc. (the "Corporation"), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.             The Corporation filed its original Certificate of Incorporation with the Secretary of State of the State of Delaware on October 2, 2012 (the "Original Certificate").

2.             The Corporation amended and restated the Original Certificate by filing the Corporation's Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware on October 2, 2012 (the "Amended and Restated Certificate").

3.             The Corporation amended the Amended and Restated Certificate by filing an amendment thereto with the Secretary of State of the State of Delaware on December 5, 2013, on December 16, 2014, June 15, 2015, May 25, 2016 and June 16, 2016 (together with the Amended and Restated Certificate, the “Certificate.”)

4.             This Certificate of Amendment amends the provisions of the Certificate.

5.             The first paragraph of Article IV Section A of the Certificate is hereby amended and restated in its entirety to be and read as follows:

"ARTICLE IV: A. The total number of shares of all classes of stock which the Corporation shall have authority to issue is 101,000,000 shares consisting of:

1. 100,000,000 shares of Common Stock, with a par value of $0.0001 per share (the “Common Stock”); and

2. 1,000,000 shares of Preferred Stock, with a par value of $0.01 per share (the “Preferred Stock”)."

6.             Article IV Section A of the Certificate is hereby amended by adding the following paragraph at the end of such Section A:

“Upon the filing and effectiveness (the “Effective Time”) pursuant to the Delaware General Corporation Law of this Certificate of Amendment to the Restated Certificate of Incorporation of the Corporation, each ten (10) shares of Corporation’s common stock, par value $0.0001 per share (“Common Stock”), issued and outstanding immediately prior to the Effective Time shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. Shareholders who otherwise would be entitled to receive fractional share interests of Common Stock as a result of the Reverse Stock Split shall be entitled to receive in lieu of such fractional share interests, upon the Effective Time, one whole share of Common Stock in lieu of such fractional share interests.”

7.             Pursuant to resolution of the Board of Directors of the Corporation setting forth this proposed amendment of the Certificate, declaring said amendment to be advisable and calling a meeting of the shareholders of said corporation for consideration and approval, among other agenda items, of this proposed amendment, an annual meeting of the shareholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware, at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

8.             This amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

9.             The Effective Time of this amendment is October 5, 2017 at 12:01 a.m. Eastern Time.

10.           All other provisions of the Certificate shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed this 4th day of October, 2017.

NET ELEMENT, INC., a Delaware corporation

By:	/s/ Steven Wolberg
Name:	Steven Wolberg
Title:	Chief Legal Officer